Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249070

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED JUNE 15, 2021

TO THE PROSPECTUS DATED FEBRUARY 12, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 12, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on BREIT’s portfolio;

•	to disclose the transaction price for each class of our common stock as of July 1, 2021;

•	to disclose the calculation of our May 31, 2021 NAV per share for all share classes;

•	to provide an update on the status of our current public offering (the “Offering”); and

•	to otherwise update the Prospectus.

Portfolio Update

For the month ended May 31, 2021, BREIT’s Class S NAV per share increased $0.31, from $12.13 as of April 30, 2021 to $12.44 as of May 31, 2021.1 This price movement was primarily attributable to increases in the value of our industrial and multifamily properties.

As the economic recovery continues to progress, we are encouraged by the strong performance of our real estate portfolio as a result of BREIT’s sector and market selection.

In addition, we continue to identify differentiated opportunities to acquire high-quality, income-generating assets in growth markets and have deployed or committed $14 billion year-to-date.2 For example, in May, BREIT closed on the 361,000 square foot Anthem Technology Center in Midtown Atlanta for $250 million.3 The asset is 100% leased to Blue Cross Blue Shield Healthcare Plan of Georgia4 and is located in one of the most dynamic submarkets in Atlanta, with proximity to Georgia Tech’s deep and diverse talent pool.

Further, on June 7, 2021, Blackstone and QTS Realty Trust (NYSE: QTS) (“QTS”) announced that they entered into a definitive agreement under which BREIT, Blackstone Infrastructure Partners, and other long-term perpetual capital vehicles managed by Blackstone will acquire all outstanding shares of common stock of QTS for approximately $10 billion, including the assumption of debt. QTS is a leading provider of data center solutions with a portfolio of high-quality assets in top tier data center markets. We believe data centers are benefitting from strong, secular tailwinds, such as the rapid digitalization of data. The transaction is subject to a 40-day go-shop period, approval by QTS’ stockholders and the satisfaction of other customary closing conditions. Subject to satisfaction of these conditions, we currently expect this transaction to close in the second half of 2021.5 Following closing, QTS will be jointly owned by BREIT and Blackstone Infrastructure Partners.

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 183 of the Prospectus.

July 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2021 (and repurchases as of June 30, 2021) is as follows:

[1]	BREIT’s Class I NAV per share increased from $12.10 to $12.41, BREIT’s Class T NAV per share increased from $11.92 to $12.23 and BREIT’s Class D NAV per share increased from $11.94 to $12.24.
[2]	Represents closed or committed real estate and real estate debt investments as of June 8, 2021.
[3]	BREIT’s purchase price at share is $245M, reflecting 98% ownership interest.
[4]	Reflects office space. Retail space (1% of total square feet) is leased to a bank.
[5]	There can be no assurance that this transaction will close as expected or at all.

Transaction Price (per share)
Class S	$12.4355
Class I	$12.4088
Class T	$12.2307
Class D	$12.2443

The July 1 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

May 31, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since May 31, 2021 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2021 ($ and shares in thousands):

Components of NAV	May 31, 2021
Investments in real estate	$41,205,996
Investments in real estate debt	5,591,240
Investments in unconsolidated entities	1,333,767
Cash and cash equivalents	686,868
Restricted cash	1,834,114
Other assets	1,701,978
Mortgage notes, term loans, and revolving credit facilities, net	(19,693,419)
Secured financings on investments in real estate debt	(514,475)
Subscriptions received in advance	(1,639,629)
Other liabilities	(760,211)
Accrued performance participation allocation	(348,267)
Management fee payable	(30,733)
Accrued stockholder servicing fees (1)	(8,771)
Non-controlling interests in joint ventures	(360,685)
Net asset value	$28,997,773
Number of outstanding shares/units	2,337,942

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2021, the Company has accrued under GAAP $778.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$10,887,311	$15,092,619	$600,853	$2,069,022	$347,968	$28,997,773
Number of outstanding shares/units	875,506	1,216,288	49,127	168,979	28,042	2,337,942
NAV Per Share/Unit as of May 31, 2021	$12.4355	$12.4088	$12.2307	$12.2443	$12.4088

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.2%	5.0%
Industrial	6.5%	5.1%
Net lease	7.0%	6.5%
Hospitality	9.2%	9.5%
Self Storage	7.0%	5.5%
Retail	7.6%	6.4%
Office	7.1%	6.1%

____________

(1)	Multifamily includes student housing and manufactured housing

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Net Lease	Hospitality	Self Storage	Retail	Office
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.8%	+2.5%	+1.8%	+1.9%
(weighted average)	0.25% increase	(1.9%)	(1.9%)	(1.7%)	(1.7%)	(1.2%)	(1.8%)	(1.9%)
Exit Capitalization Rate	0.25% decrease	+3.4%	+3.1%	+2.2%	+1.4%	+2.8%	+2.3%	+2.9%
(weighted average)	0.25% increase	(3.1%)	(3.6%)	(2.0%)	(1.3%)	(2.8%)	(2.2%)	(2.7%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of April 30, 2021 ($ and shares in thousands):

Components of NAV	April 30, 2021
Investments in real estate	$39,575,647
Investments in real estate debt	5,386,436
Investments in unconsolidated entities	1,300,854
Cash and cash equivalents	291,001
Restricted cash	1,600,717
Other assets	1,547,182
Mortgage notes, term loans, and revolving credit facilities, net	(19,570,047)
Secured financings on investments in real estate debt	(899,624)
Subscriptions received in advance	(1,461,338)
Other liabilities	(776,179)
Accrued performance participation allocation	(224,102)
Management fee payable	(27,901)
Accrued stockholder servicing fees (1)	(7,853)
Non-controlling interests in joint ventures	(318,960)
Net asset value	$26,415,833
Number of outstanding shares/units	2,184,245

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of April 30, 2021, the Company has accrued under GAAP $732.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of April 30, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$10,057,227	$13,541,968	$573,316	$1,904,785	$338,537	$26,415,833
Number of outstanding shares/units	829,305	1,119,366	48,086	159,505	27,983	2,184,245
NAV Per Share/Unit as of April 30, 2021	$12.1273	$12.0979	$11.9228	$11.9419	$12.0979

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $24.0 billion in shares of common stock, consisting of up to $20.0 billion in shares in our primary offering and up to $4.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 389,816,482 shares of our common stock (consisting of 173,498,947 Class S Shares, 170,168,696 Class I Shares, 4,016,344 Class T Shares, and 42,132,495 Class D Shares) in the primary offering for total proceeds of $4.6 billion and (ii) 14,938,054 shares of our common stock (consisting of 7,869,533 Class S Shares, 5,200,145 Class I Shares, 447,902 Class T Shares, and 1,420,474 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.2 billion. As of May 31, 2021, our aggregate NAV was $29.0 billon. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Prospectus Summary

The following disclosure supersedes and replaces the section of the Prospectus titled “Prospectus Summary—Do your investment guidelines overlap with the objectives or guidelines of any of Blackstone’s affiliates, and do any Blackstone affiliates receive priority with respect to certain investments?” and all other similar disclosure in the Prospectus:

Q:	Do your investment guidelines overlap with the objectives or guidelines of any of Blackstone’s affiliates, and do any Blackstone affiliates receive priority with respect to certain investments?

A:

Blackstone believes our investment objectives, guidelines and strategy are generally distinct from Other Blackstone Accounts (as defined below). Accordingly, we believe there has been to date, and expect there will continue to be, sufficient investment opportunities for us within our investment guidelines because of the scale of the real estate market. There will, however, be overlap of real estate and real estate debt investment opportunities with certain Other Blackstone Accounts that are actively investing and similar overlap with future Other Blackstone Accounts. This overlap will from time to time create conflicts of interest, which the Adviser and its affiliates will seek to manage in a fair and reasonable manner in their sole discretion in accordance with their prevailing policies and procedures.

With respect to Other Blackstone Accounts with investment objectives or guidelines that overlap with ours but that do not have priority over us, investment opportunities are allocated among us and one or more Other Blackstone Accounts in accordance with Blackstone’s prevailing policies and procedures on a basis that the Adviser and its affiliates believe to be fair and reasonable in their sole discretion, which may be pro rata based on relative available capital, subject to the following considerations: (i) any applicable investment objectives or focus of ours and such Other Blackstone Accounts (which, for us, includes our primary objective of providing attractive current income in the form of regular, stable cash distributions), (ii) any investment limitations, parameters or contractual provisions of ours and such Other Blackstone Accounts (e.g., a joint venture between us and an Other Blackstone Account must be on substantially similar terms), (iii) the sector, geography/location, expected return profile, expected distribution rates, anticipated cash flows, expected stability or volatility of cash flows, leverage profile, risk profile, and other features of the applicable investment opportunity and its impact on portfolio concentration and diversification (including, but not limited to, (A) allocations necessary for us or Other Blackstone Accounts to maintain a particular concentration in a certain type of investment (e.g., if an Other Blackstone Account follows a liquid strategy pursuant to which it sells a type of investment more or less frequently than us and we or such Other Blackstone Account needs a non pro rata additional allocation to maintain a particular concentration in that type of investment) and (B) whether a particular fund already has its desired exposure to the investment, sector, industry, geographic region or markets in question), (iv) maintaining structuring and financing flexibility for shared investments, (v) avoiding allocation that could result in de minimis or odd lot investments and (vi) legal, tax, accounting, regulatory and other considerations deemed relevant by the Adviser and its affiliates (including, without limitation, maintaining our qualification as a REIT and our status as a non-investment company exempt from the Investment Company Act).

Currently, Other Blackstone Accounts invest in “core+” real estate and real estate-related assets in the United States and Canada (which are generally substantially stabilized assets generating relatively stable cash flow), with a focus on office, multifamily, industrial, retail and life sciences assets in major cities and markets across the U.S. and Canada (together with other accounts with similar investment strategies, the “Private Core+ Accounts”). While our primary investment objective of providing current income differs from the Private Core+ Accounts, Blackstone believes there likely will be some overlap of investment opportunities for us and the Private Core+ Accounts because our investment objectives overlap with the investment objectives of the Private Core+ Accounts to some extent. To the extent an investment is determined by Blackstone to satisfy the investment objectives of us and the Private Core+ Accounts, such investment will generally be allocated in accordance with Blackstone’s prevailing policies and procedures described above. Certain Other Blackstone Accounts also invest in real estate debt with investment objectives or guidelines that overlap with ours, but do not have priority over us. To the extent an investment is determined by Blackstone to satisfy the investment objectives of us and such Other Blackstone Accounts, such investment will be allocated in accordance with Blackstone’s prevailing policies and procedures described above. To the extent we acquire properties through joint ventures with Other Blackstone Accounts, such investments will be allocated as described above, and we may be allocated interests in such joint ventures that are larger or smaller than the interests of the Other Blackstone Accounts. Generally, we expect the level of control we have with respect to any joint venture will correspond to our economic interest in such joint venture but this may vary from time to time.

Furthermore, certain of the Other Blackstone Accounts that invest in “opportunistic” real estate and real estate-related assets globally (which often are undermanaged assets and with higher potential for equity appreciation) have priority over us with respect to such investment opportunities (together with future accounts with similar investment strategies, the “Select Opportunistic Blackstone Accounts”) and select investments (e.g., certain core+ life sciences investments and private real estate loans) will be first offered to certain Other Blackstone Accounts (which we generally expect to have investment strategies distinct from ours but can overlap to some extent).

The Adviser and its affiliates calculate available capital, weigh the factors described above (which will not be weighted equally) and make other investment allocation decisions in accordance with their prevailing policies and procedures in their sole discretion, taking into account a variety of considerations, which may include, without limitation, net asset value, any actual or anticipated allocations, expected future fundraising and uses of capital, applicable investment guidelines, excuse rights and investor preferences, any or all reserves, vehicle sizes, targeted amounts of securities as determined by the Adviser and its affiliates, geographic limitations and actual or anticipated capital needs or other factors determined by the Adviser and its affiliates. The manner in which our available capital is determined may differ from, or subsequently change with respect to, Other Blackstone Accounts. The amounts and forms of leverage utilized for investments will also be determined by the Adviser and its affiliates in their sole discretion. Any differences or adjustments with respect to the manner in which available capital is determined with respect to us or Other Blackstone Accounts may adversely impact our allocation of particular investment opportunities. There is no assurance that any conflicts arising out of the foregoing will be resolved in our favor. Blackstone is entitled to amend its policies and procedures at any time without prior notice or our consent.

“Other Blackstone Accounts” means investment funds, REITs, vehicles, accounts, products and/or other similar arrangements sponsored, advised, and/or managed by Blackstone or its affiliates, whether currently in existence or subsequently established (in each case, including any related successor funds, alternative vehicles, supplemental capital vehicles, surge funds, over-flow funds, co-investment vehicles and other entities formed in connection with Blackstone or its affiliates side-by-side or additional general partner investments with respect thereto).

The following disclosure supersedes and replaces the section of the Prospectus titled “Prospectus Summary—Do you acquire properties in joint ventures, including joint ventures with affiliates?” and all other similar disclosure in the Prospectus:

Q:	Do you acquire properties in joint ventures, including joint ventures with affiliates?

A:

We have acquired properties through joint ventures with non-affiliated third parties and expect to acquire properties through additional joint ventures, including joint ventures with affiliates of the Adviser. Any joint venture with an affiliate of the Adviser must be approved by a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction as being fair and reasonable to us and on substantially the same, or more favorable, terms and conditions as those received by other joint venture partners. In certain cases, we may not control the management of joint ventures in which we invest, but we may have the right to approve major decisions of the joint venture. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other Blackstone Accounts.

Risk Factors

The following disclosure supersedes and replaces the section of the Prospectus titled “Risk Factors—General Risks Related to Investments in Real Estate—We may make a substantial amount of joint venture investments, including with Blackstone affiliates. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.” and all other similar disclosure in the Prospectus:

We may make a substantial amount of joint venture investments, including with Blackstone affiliates. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.

We have made joint venture investments with third parties and, subject to the requirements in our charter, we expect to make additional joint venture investments in the future with Blackstone affiliates or third parties in partnerships or other entities that own real properties. We have entered into, and expect to continue to enter into, joint ventures as part of an acquisition with the seller of the properties. We may acquire non-controlling interests or shared control interests in joint ventures. Even if we have some control in a joint venture, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were another party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the joint venture partner would have full control over the joint venture. Disputes between us and joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the joint venture to additional risk. In some cases, our joint venture partner may be entitled to property management fees, promote or other incentive fee payments as part of the arrangement of the joint venture. In addition, we may in certain circumstances be liable for the actions of our joint venture partners.

In addition, in connection with investments in which we participate alongside any Other Blackstone Accounts, the Adviser may decline to exercise, or delegate to a third party, certain control, foreclosure and similar governance rights relating to such shared investments for legal, tax, regulatory or other reasons. There is no guarantee that we will be able to co-invest with any Other Blackstone Account in the future. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other Blackstone Accounts.

If we have a right of first refusal to buy out a joint venture partner, we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a joint venture partner subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. In some joint ventures we may be obligated to buy all or a portion of our joint venture partner’s interest in connection with a crystallization event, and we may be unable to finance such a buy-out when such crystallization event occurs, which may result in interest or other penalties accruing on the purchase price. If we buy our joint venture partner’s interest we will have increased exposure in the underlying investment. The price we use to buy our joint venture partner’s interest or sell our interest is typically determined by negotiations between us and our joint venture partner and there is no assurance that such price will be representative of the value of the underlying property or equal to our then-current valuation of our interest in the joint venture that is used to calculate our NAV. Finally, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason or if our interest is likewise subject to a right of first refusal of our joint venture partner, our ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with Blackstone affiliates may also entail further conflicts of interest. Joint venture partners may receive ongoing fees in connection with providing service to the joint venture or its properties, including promote fees, beyond their equity investment, which would reduce the amount of our economic interest.

Some additional risks and conflicts related to our joint venture investments (including joint venture investments with Blackstone affiliates) include:

•

the joint venture partner could have economic or other interests that are inconsistent with or different from our interests, including interests relating to the financing, management, operation, leasing or sale of the assets purchased by such joint venture;

•

our joint venture partners may receive ongoing fees from our joint ventures, including promote payments and potential buyouts of their equity investments, all of which may reduce amounts otherwise payable to us;

•	tax, Investment Company Act and other regulatory requirements applicable to the joint venture partner could cause it to want to take actions contrary to our interests;

•	the joint venture partner could have joint control or joint governance of the joint venture even in cases where its economic stake in the joint venture is significantly less than ours;

•

under the joint venture arrangement, there will be cases where neither we nor the joint venture partner will be in a position to unilaterally control the joint venture, and deadlocks may occur. Such deadlocks could adversely impact the operations and profitability of the joint venture, including as a result of the inability of the joint venture to act quickly in connection with a potential acquisition or disposition. In addition, depending on the governance structure of such joint venture partner, decisions of such vehicle may be subject to approval by individuals who are independent of Blackstone;

•

under the joint venture arrangement, we and the joint venture partner may have a buy/sell right and, as a result of an impasse that triggers the exercise of such right, we could be forced to sell our investment in the joint venture, or buy the joint venture partner’s share of the joint venture at a time when it would not otherwise be in our best interest to do so;

•

our participation in investments in which a joint venture partner participates will be less than what our participation would have been had such joint venture partner not participated, and because there may be no limit on the amount of capital that such joint venture partner can raise, the degree of our participation in such investments may decrease over time;

•

under the joint venture arrangement, we and the joint venture partner could each have preemptive rights in respect of future issuances by the joint venture, which could limit a joint venture’s ability to attract new third-party capital;

•

under the joint venture arrangement, a removal of the Adviser could trigger change of control restrictions that may include buy/sell rights like those described above, a loss of governance rights in the joint venture or other adverse consequences;

•

under the joint venture arrangement, we and the joint venture partner could be subject to lock-ups, which could prevent us from disposing of our interests in the joint venture at a time it determines it would be advantageous to exit; and

•

the joint venture partner could have a right of first offer, tag-along rights, drag-along rights, consent rights or other similar rights in respect of any transfers of the ownership interests in the joint venture to third parties, which could have the effect of making such transfers more complicated or limiting or delaying us from selling our interest in the applicable investment.

Furthermore, we may have conflicting fiduciary obligations if we acquire properties with our affiliates or other related entities; as a result, in any such transaction we may not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

The following disclosure supersedes and replaces the section of the Prospectus titled “Risk Factors—General Risks Related to Investments in Real Estate—We may be subject to expenses and liabilities related to employees of certain portfolio entities owned by us” and all other similar disclosure in the Prospectus:

We may be subject to expenses and liabilities related to employees of certain portfolio entities owned by us.

We may be subject to expenses and liabilities related to employees of certain portfolio entities owned by us. For example, as part of our acquisition of Simply Self Storage in December 2020 we acquired the Simply Storage management team. In addition, we expect to acquire a 645-person employee platform (including senior management) in connection with our proposed acquisition of QTS Realty Trust that is expected to continue to operate the portfolio post-closing under Blackstone oversight. We may acquire other management teams as part of transactions in the future. Such expenses and liabilities include compensation, overhead and other administrative costs, as well as potential liabilities that are commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances. We may also be subject to other operational risks from such employees, including cybersecurity risks or as a result of employee error or malfeasance. In addition, we may encounter unforeseen costs and expenses associated with acquiring such portfolio entities and such expenses may have an adverse effect on our results of operations.

The following disclosure is added as a new risk factor in the section of the Prospectus titled “Risk Factors—General Risks Related to Investments in Real Estate”:

Our data center investments are subject to risks from changes in demand, technology and tenant preferences and competition in the data center industry.

Our data center investments are subject to operating risks common to the data center industry, which include changes in tenant demands or preferences, a decline in the technology industry, such as a decrease in the use of mobile or web-based commerce, industry slowdowns, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors; a downturn in the market for data center space generally such as oversupply of or reduced demand for space; increased competition, including from our tenants choosing to develop their own data centers; and the rapid development of new technologies or the adoption of new industry standards that render our tenants’ current products and services or our facilities obsolete or unmarketable. To the extent that any of these or other adverse conditions occur, they are likely to impact market rents for, and cash flows from, our data center investments, which could have a material adverse effect on us.

The following disclosure is added as a new risk factor in the section of the Prospectus titled “Risk Factors—General Risks Related to Investments in Real Estate”:

Inflation may adversely affect our financial condition and results of operations.

An increase in inflation could have an adverse impact on our floating rate mortgages, credit facility and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Inflation could also have an adverse effect on consumer spending, which could impact our tenants’ revenues and, in turn, our percentage rents, where applicable.

In addition, leases of long-term duration or which include renewal options that specify a maximum rate increase may result in below-market lease rates over time if we do not accurately estimate inflation or market lease rates. Provisions of our leases designed to mitigate the risk of inflation and unexpected increases in market lease rates, such as periodic rental increases, may not adequately protect us from the impact of inflation or unexpected increases in market lease rates. If we are subject to below-market lease rates on a significant number of our properties pursuant to long-term leases and our operating and other expenses are increasing faster than anticipated, our business, financial condition, results of operations, cash flows or our ability to satisfy our debt service obligations or to pay distributions on our common stock could be materially adversely affected.

The following disclosure supersedes and replaces the section of the Prospectus titled “Risk Factors—Risks Related to Conflicts of Interest—Certain Other Blackstone Accounts have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities and may be allocated only opportunities with lower relative returns.” and all other similar disclosure in the Prospectus:

Certain Other Blackstone Accounts have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities and may be allocated only opportunities with lower relative returns.

Blackstone invests its own capital and third-party capital on behalf of Other Blackstone Accounts in a wide variety of investment opportunities on a global basis. Not every opportunity suitable for us will be allocated to us in whole or in part. First, certain exceptions exist that allow specified types of investment opportunities that fall within our investment objectives or strategy to be allocated in whole or in part to Blackstone itself or Other Blackstone Accounts, such as strategic investments made by Blackstone itself (whether in financial institutions or otherwise) and investments by Other Blackstone Accounts that have investment objectives or guidelines similar to or overlapping with ours. It is expected that some activities of Blackstone, Other Blackstone Accounts and portfolio entities will compete with us for one or more investment opportunities that are consistent with our investment objectives, and as a result such investment opportunities may only be available on a limited basis, or not at all, to us. The Adviser may have conflicting loyalties in determining whether an investment opportunity should be allocated to us or an Other Blackstone Account. Our sponsor has adopted guidelines and policies, which it can be expected to update from time to time, regarding allocation of investment opportunities.

With respect to Other Blackstone Accounts with investment objectives or guidelines that overlap with ours but that do not have priority over us (including the Private Core+ Accounts), investment opportunities are allocated among us and one or more Other Blackstone Accounts in accordance with our sponsor’s prevailing policies and procedures on a basis that the Adviser and its affiliates believe to be fair and reasonable in their sole discretion, which may be pro rata based on relative available capital, subject to the following considerations: (i) any applicable investment objectives or focus of ours and such Other Blackstone Accounts (which, for us, includes our primary objective of providing attractive current income in the form of regular, stable cash distributions), (ii) any investment limitations, parameters or contractual provisions of ours and such Other Blackstone Accounts (e.g., a joint venture between us and an Other Blackstone Account must be on substantially similar terms), (iii) the sector, geography/location, expected return profile, expected distribution rates, anticipated cash flows, expected stability or volatility of cash flows, leverage profile, risk profile, and other features of the applicable investment opportunity and its impact on portfolio concentration and diversification (including, but not limited to, (A) allocations necessary for us or Other Blackstone Accounts to maintain a particular concentration in a certain type of investment (e.g., if an Other Blackstone Account follows a liquid strategy pursuant to which it sells a type of investment more or less frequently than us and we or such Other Blackstone Account needs a non pro rata additional allocation to maintain a particular concentration in that type of investment) and (B) whether a particular fund already has its desired exposure to the investment, sector, industry, geographic region or markets in question), (iv) maintaining structuring and financing flexibility for shared investments, (v) avoiding allocation that could result in de minimis or odd lot investments and (vi) legal, tax, accounting, regulatory and other considerations deemed relevant by the Adviser and its affiliates (including, without limitation, maintaining our qualification as a REIT and our status as a non-investment company exempt from the Investment Company Act).

Currently, Private Core+ Accounts invest in “core+” real estate and real estate-related assets in the United States and Canada (which are generally substantially stabilized assets generating relatively stable cash flow), with a focus on office, multifamily, industrial, retail and life sciences assets in major cities and markets across the U.S. and Canada. To the extent an investment is determined by Blackstone to satisfy the investment objectives of us and the Private Core+ Accounts, such investment will be generally allocated in accordance with Blackstone’s prevailing policies and procedures described above. Certain Other Blackstone Accounts also invest in real estate debt with investment objectives or guidelines that overlap with ours but do not have priority over us. To the extent an investment is determined by Blackstone to satisfy the investment objectives of us and such Other Blackstone Accounts, such investment will be allocated in accordance with Blackstone’s prevailing policies and procedures described above.

Furthermore, the Select Opportunistic Blackstone Accounts invest in “opportunistic” real estate and real estate-related assets globally (which often are undermanaged assets and with higher potential for equity appreciation) and have priority over us with respect to such investment opportunities and had approximately $43.2 billion of unused capital commitments as of March 31, 2021.  Other Blackstone Accounts having priority over us will result in fewer investment opportunities being made available to us.

The Adviser and its affiliates calculate available capital, weigh the factors described above (which will not be weighted equally) and make other investment allocation decisions in accordance with their prevailing policies and procedures in their sole discretion, taking into account a variety of considerations, which may include, without limitation, net asset value, any actual or anticipated allocations, expected future fundraising and uses of capital, applicable investment guidelines, excuse rights and investor preferences, any or all reserves, vehicle sizes, targeted amounts of securities as determined by the Adviser and its affiliates, geographic limitations and actual or anticipated capital needs or other factors determined by the Adviser and its affiliates. The manner in which our available capital is determined may differ from, or subsequently change with respect to, Other Blackstone Accounts. The amounts and forms of leverage utilized for investments will also be determined by the Adviser and its affiliates in their sole discretion. Any differences or adjustments with respect to the manner in which available capital is determined with respect to us or Other Blackstone Accounts may adversely impact our allocation of particular investment opportunities. There is no assurance that any conflicts arising out of the foregoing will be resolved in our favor. Blackstone is entitled to amend its policies and procedures at any time without prior notice or our consent.

The amount of performance-based compensation charged and/or management fees paid by us may be less than or exceed the amount of performance-based compensation charged and/or management fees paid by Other Blackstone Accounts. Such variation may create an incentive for our sponsor to allocate a greater percentage of an investment opportunity to us or such Other Blackstone Accounts, as the case may be.

Investment Objectives and Strategies

The following disclosure supersedes and replaces the first paragraph of the section of the Prospectus titled “Investment Objectives and Strategies—Investments in Real Estate” and all other similar disclosure in the Prospectus:

To execute our investment strategy, we invest primarily in stabilized, income-generating U.S. commercial real estate. We may invest to a lesser extent in Canadian and European cities and potentially elsewhere and opportunistically in equity of public and private real estate-related companies. These investments may include real estate-related operating companies. We may also acquire assets that require some amount of capital investment in order to be renovated or repositioned. We generally will limit investment in new developments on a standalone basis, but may consider development that is ancillary to an overall investment.

The following disclosure supersedes and replaces the section of the Prospectus titled “Investment Objectives and Strategies—Other Investments” and all other similar disclosure in the Prospectus:

We may, subject to any required approvals from our board of directors, make investments other than as described above. At all times, we intend to make investments in such a manner consistent with maintaining our qualification as a REIT under the Code and maintaining our status as a non-investment company under the Investment Company Act. We do not intend to underwrite securities of other issuers.